BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

MICHAEL T. RAVE
Attorney at Law

Mail To: P.O. Box 1945, Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: (973) 966 8123 F: (973) 966 1015
mrave@daypitney.com

June 18, 2010

VIA FACSIMILE AND EDGAR

Pamela Long - Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance - Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Investment Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 25, 2010
File No. 333-165964

Dear Ms. Long:

On behalf of Virtus Investment Partners, Inc. (the “Company”), please accept this letter in response to your letter dated June 11, 2010 regarding Amendment No. 1 to the Registration Statement on Form S-3 of the Company filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2010.

Each item of your letter is repeated below and the Company’s response thereto follows:

Exhibit 5.1

1.	Please refer to the second paragraph of the opinion and remove the assumption in subparagraph (i).

2.	Please remove the word “duly” in the first sentence of paragraph 1 after the word “Rights.” Please also remove “duly” as it appears the final time in this paragraph.

3.	Please remove the term “duly” as it appears after “when” and before the words “authorized” and “issued” in paragraph 2.

The legal opinion has been revised as requested.

*****

Pamela Long - Assistant Director

June 18, 2010

Consistent with the guidance provided by the staff of the Commission in the Letter of Comments, when the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the Commission acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions.

Very truly yours,

Michael T. Rave

MTR/dqm

cc:	Kevin J. Carr
Ryan Murray
Warren J. Casey